MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2022

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 1, 2022 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and nine months ended September 30, 2022, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2022” and “Q3 2021” are to the three months ended September 30, 2022 and September 30, 2021, respectively, and all references in this MD&A to “YTD 2022” and “YTD 2021” are to the nine months ended September 30, 2022 and September 30, 2021, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2021 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

Ero Copper Corp. September 30, 2022 MD&A | Page 1

HIGHLIGHTS

	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Operating Information
Copper (Caraíba Operations)
Ore Processed (tonnes)	720,725	801,425	572,666	2,118,380	1,724,252
Grade (% Cu)	1.68	1.74	1.90	1.73	2.11
Cu Production (tonnes)	11,189	12,734	10,057	33,707	33,593
Cu Production (lbs)	24,668,985	28,072,691	22,170,355	74,311,647	74,058,876
Cu Sold in Concentrate (tonnes)(1)	10,522	12,948	10,762	33,515	33,324
Cu Sold in Concentrate (lbs)(1)	23,197,347	28,546,045	23,726,561	73,888,346	73,467,617
C1 Cash Cost of Cu Produced (per lb)(2)	$1.46	$1.24	$0.94	$1.34	$0.70

Gold (Xavantina Operations)
Ore Processed (tonnes)	42,747	57,291	42,874	150,028	124,422
Au Production (oz)	10,965	11,122	9,426	30,883	29,254
Realized Au price (per oz)(2)(3)	$1,739	$1,865	$1,746	$1,827	$1,783
C1 Cash Cost of Au Produced (per oz)(2)	$537	$643	$538	$604	$508
AISC of Au produced (per oz)(2)	$1,135	$1,169	$741	$1,135	$681

Financial information ($ in millions, except per share amounts)
Revenues	$85.9	$114.9	$111.8	$309.7	$355.0
Gross profit	22.8	50.7	68.0	134.5	234.5
EBITDA(1)	27.9	53.9	48.5	159.9	215.7
Adjusted EBITDA(1)	32.1	55.8	72.9	150.3	245.1
Cash flow from operations	43.0	22.4	150.7	109.4	297.9
Net income	4.0	24.1	26.4	80.6	142.4
Net income attributable to owners of the Company	3.7	23.8	26.1	79.7	141.2
- Per share (Basic)	0.04	0.26	0.29	0.88	1.60
- Per share (Diluted)	0.04	0.26	0.28	0.87	1.52
Adjusted net income attributable to owners of the Company(1)	4.0	24.4	41.2	61.3	154.4
- Per share (Basic)	0.04	0.27	0.47	0.68	1.75
- Per share (Diluted)	0.04	0.27	0.44	0.67	1.66

Cash, cash equivalents and short-term investments	359.8	429.9	119.1	359.8	119.1
Working capital(1)	343.2	417.7	81.4	343.2	81.4
Net debt (cash)(1)	51.5	(10.2)	(63.7)	51.5	(63.7)

(1) Copper sold in Q3 2022 and YTD 2022 includes 905 tonnes or 1,996,065 lbs of copper from concentrates acquired from one of the Company's customers to settle accounts receivables in arrears.
(2) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(3) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail.

Ero Copper Corp. September 30, 2022 MD&A | Page 2

Q3 2022 Highlights

Strong Q3 2022 operating performance and robust balance sheet continue to support ramp-up of growth initiatives

•Caraíba Operations processed 720,725 tonnes of ore grading 1.68% copper, producing 11,189 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.2%. YTD 2022 copper production totaled 33,707 tonnes based on approximately 2.1 million tonnes processed grading 1.73% copper and metallurgical recoveries of 91.8%.
•Strong copper grades during the quarter were supported by continued mining within Project Honeypot at the Pilar Mine. Processed tonnage was lower compared to the second quarter due to planned maintenance on the Pilar Mine's material handling and transport system.
•C1 cash costs at the Caraíba Operations during the quarter were $1.46 per pound of copper produced, bringing YTD 2022 C1 cash costs to $1.34 per pound of copper produced. Operating costs increased in Q3 2022 due to (i) increased trucking of ore and waste to surface at the Pilar Mine to accommodate temporarily reduced shaft availability related to material handling and transport system maintenance, (ii) a higher allocation of concentrate sales to the international market, and (iii) the continued influence of inflation on the cost of key consumables despite slight moderation relative to the second quarter (see Non-IFRS Measures).
•Xavantina Operations processed 42,747 tonnes at an average gold grade of 8.55 grams per tonne during the quarter, resulting in gold production of 10,965 ounces and 7,487 ounces of silver (as by-product) after metallurgical recoveries of 93.3%. YTD 2022 tonnes processed totaled 150,028 at an average grade of 6.93 grams per tonne, producing 30,883 ounces of gold after metallurgical recoveries of 92.4% and 20,835 ounces of silver produced as by-product.
•C1 cash costs and AISC at the Xavantina Operations during the quarter were $537 and $1,135, respectively, per ounce of gold produced, resulting in YTD 2022 C1 cash costs and AISC of $604 and $1,135, respectively, per ounce of gold produced (see Non-IFRS Measures).
•Financial results during the period were impacted by continued metal price weakness, including the impact of $10.3 million in final settlements on provisionally priced copper concentrate sales from the first half of 2022, combined with increased unit operating costs at the Caraíba Operations.
•Quarterly cash flows from operations remained strong at $43.0 million.
•Capital expenditures accelerated during the quarter as construction activity related the Company's growth initiatives continued to progress.
•Available liquidity at quarter-end was $434.8 million, including cash and cash equivalents of $210.2 million, short-term investments of $149.6 million, and $75.0 million of undrawn availability under the Company's senior revolving credit facility.

Reaffirming production, operating cost and capital expenditure guidance

•The Company is reaffirming its full-year production guidance with both copper and gold production levels expected to be similar in Q4 relative to Q3 production levels.
•The Company is reiterating its revised 2022 capital expenditure guidance of $308-$354 million. As previously noted, capital expenditures are expected to be H2 2022 weighted as the Company's growth initiatives continue to ramp up.
•The Company is also reaffirming its revised full-year operating cost guidance.
◦C1 cash costs at the Caraíba Operations are trending towards the high-end of the guidance range of $1.20 to $1.35 per pound of copper produced.

Ero Copper Corp. September 30, 2022 MD&A | Page 3

◦At the Xavantina Operations, costs are trending towards the low-end of the full-year C1 cash cost guidance range of $600 to $700 per ounce of gold produced and the high-end of the 2022 AISC range of $1,000 to $1,100 per ounce of gold produced.

Key organic growth projects accelerated during the quarter

•At the Tucumã Project, engineering, contracting efforts and construction activities continued to progress during the quarter.
◦Critical path earthworks, site drainage and road upgrades required ahead of the rainy season are finished. Mine pre-stripping, waste and tailings dump construction, and plant site earthworks are underway. Total project engineering and construction approximately 40% and 8% complete, respectively, on-track with the Feasibility Study schedule;
◦Approximately 30% of planned capital expenditures were under contract as of quarter-end and within 10% of pre-contingency Feasibility Study estimates; and,
◦Approximately 80% of Feasibility Study capital expenditures have now been contracted or are in various stages of tendering or negotiation. Based upon prevailing foreign exchange rates, labour costs and diesel prices, and subject to final contract negotiations, these expenditures are currently forecast to be within 12% of pre-contingency Feasibility Study estimates.
•The Company continued to advance its Pilar 3.0 initiative, comprised of several projects that together are expected to enable the creation of a two-mine system at the Pilar Mine. These projects include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) construction of a new external shaft to access the Deepening Extension Zone, and (iii) an expansion of the Caraíba Mill to 4.2 million tonnes per annum.
◦Incorporation of Project Honeypot into the Caraíba strategic life-of-mine production plan was completed subsequent to quarter-end and is expected to be released in November 2022;
◦Construction of the new external shaft continues to track on schedule and on budget with physical completion currently at approximately 10% with approximately 30% of planned capital expenditures under contract as of quarter-end; and,
◦Caraíba Mill expansion is advancing as planned with the ball mill installation contract finalized during the quarter.

Ero Copper Corp. September 30, 2022 MD&A | Page 4

Exploration Highlights

•In early 2022, the Company formed a dedicated nickel exploration team to accelerate the identification and testing of nickel targets throughout the Curaçá Valley. This effort resulted in the announced discovery of a new nickel sulphide system, known as the "Umburana System", located approximately 20 kilometers from the Caraíba processing facilities. The system, which has an initial strike length of five kilometers, remains open in all directions and is highlighted by multiple surface expressions of nickel mineralization. Drilling of additional targets within the system remains ongoing with four dedicated drill rigs. For additional information on the Umburana System, including drill results, please see the Company's press release dated September 29, 2022.
•Exploration at the Tucumã Project during the quarter was focused on extensional drilling of high-grade mineralization to depth in the south and southwestern portions of the deposit, beneath the designed pit shell.
•Exploration activities at the Xavantina Operations during the quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins. Step-out drilling continues to confirm thick, high-grade extensions at depth within the Santo Antônio vein, which remains open.

Ero Copper Corp. September 30, 2022 MD&A | Page 5

REVIEW OF OPERATIONS

The Caraíba Operations

Copper	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Ore processed (tonnes)	720,725	801,425	572,666	2,118,380	1,724,252
Grade (% Cu)	1.68	1.74	1.90	1.73	2.11
Recovery (%)	92.2	91.2	92.4	91.8	92.3

Cu Production (tonnes)	11,189	12,734	10,057	33,707	33,593
Cu Production (lbs)	24,668,985	28,072,691	22,170,355	74,311,647	74,058,876

Concentrate grade (% Cu)	33.6	32.9	33.5	33.2	34.3
Concentrate sales (tonnes)	32,143	41,919	31,369	103,268	97,126
Cu Sold in concentrate (tonnes)	10,522	12,948	10,762	33,515	33,324
Cu Sold in concentrate (lbs)	23,197,347	28,546,045	23,726,561	73,888,346	73,467,617

C1 cash cost of copper produced (per lb)	$1.46	$1.24	$0.94	$1.34	$0.70

The Caraíba Operations delivered solid Q3 2022 copper production of 11,189 tonnes, bringing YTD 2022 copper production to 33,707 tonnes. Processed copper grades during the quarter of 1.68% remained above full-year copper grade guidance of 1.60%, supported by continued mining of higher grade material identified in the upper levels of the mine from Project Honeypot. Processed tonnage decreased compared to the second quarter due to planned maintenance on the Pilar Mine's material handling and transport system.

Mined ore production in Q3 2022 included:
•Pilar: 433,245 tonnes grading 1.74% copper (vs. 436,746 tonnes grading 1.84% copper in Q2 2022)
•Vermelhos: 238,217 tonnes grading 1.96% copper (vs. 219,249 tonnes grading 2.15% copper in Q2 2022)
•Surubim: 24,119 tonnes grading 0.68% copper (vs. 80,133 tonnes grading 0.51% copper in Q2 2022)

Contributions from the three mines resulted in total ore mined during the period of 695,581 tonnes grading 1.77% copper (as compared to 736,128 tonnes grading 1.79% copper in Q2 2022). During Q3 2022, 720,725 tonnes of ore grading 1.68% copper were processed, resulting in production of 11,189 tonnes of copper after average metallurgical recoveries of 92.2%. Total YTD 2022 processed volumes of 2,118,380 tonnes grading 1.73% copper resulted in copper production of 33,707 tonnes after average metallurgical recoveries of 91.8%.

The Company is reaffirming its 2022 copper production guidance range of 43,000 to 46,000 tonnes with copper production in the fourth quarter expected to be similar to third quarter production levels.

C1 cash costs at the Caraíba Operations during the quarter were $1.46 per pound of copper produced, bringing YTD 2022 C1 cash costs to $1.34 per pound of copper produced. Operating costs were higher in the third quarter due to (i) increased trucking of ore and waste to surface at the Pilar Mine to

Ero Copper Corp. September 30, 2022 MD&A | Page 6

accommodate temporarily reduced shaft availability related to material handling and transport system maintenance, (ii) a higher allocation of concentrate sales to the international market, and (iii) the continued influence of inflation on the cost of key consumables despite slight moderation compared to the second quarter.

Earlier this year, the Company formed a dedicated nickel exploration team to accelerate the identification and testing of nickel targets throughout the Curaçá Valley. This strategy culminated in the announced discovery of a nickel sulphide system, known as the "Umburana System", located approximately 20 kilometers from the Caraíba processing facilities. The system, which has an initial strike length of five kilometers, remains open in all directions and is highlighted by multiple surface expressions of nickel mineralization. Drilling of additional nickel targets located [along strike of] the Umburana System remains ongoing. For additional information on the Umburana System, including drill results, please see the Company's press release dated September 29, 2022.

Additional exploration activity within the Curaçá Valley during the quarter focused on infill drilling and resource conversion to support year-end mineral reserve and resource estimate updates as well as the ongoing identification and testing of (i) targets near the Pilar and Vermelhos Mines and (ii) regional copper targets.

The Xavantina Operations

Gold	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Ore mined (tonnes)	42,747	57,291	41,654	150,028	124,422
Ore processed (tonnes)	42,747	57,291	42,874	150,028	124,422
Head grade (grams per tonne Au)	8.55	6.59	7.37	6.93	7.67
Recovery (%)(1)	93.3	91.6	92.7	92.4	95.4

Gold ounces produced (oz)	10,965	11,122	9,426	30,883	29,254
Silver ounces produced (oz)	7,487	7,306	6,575	20,835	19,172

Gold sold (oz)	12,907	10,448	9,685	31,368	29,658
Silver sold (oz)	8,246	7,018	6,805	20,753	19,347

Realized gold price (per oz)(2)	$1,739	$1,865	$1,746	$1,827	$1,783
C1 cash cost of gold produced (per oz)	$537	$643	$538	$604	$508
AISC of gold produced (per oz)	$1,135	$1,169	$741	$1,135	$681

(1)    Metallurgical recoveries during H1 2021 included gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period.
(2)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations achieved Q3 2022 production of 10,965 ounces of gold and 7,487 ounces of silver (as by-product) from total mill feed of 42,747 tonnes grading 8.55 grams per tonne gold after metallurgical recoveries of 93.3%. YTD 2022 tonnes processed totaled 150,028 at an average grade

Ero Copper Corp. September 30, 2022 MD&A | Page 7

of 6.93 grams per tonne, producing 30,883 ounces of gold after metallurgical recoveries of 92.4% and 20,835 ounces of silver produced at by-product.

The Company continues to guide to the high-end of its full-year gold production guidance range of 39,000 to 42,000 ounces with Q4 2022 expected to deliver similar gold production levels relative to Q3 2022, resulting from higher anticipated gold grades and lower expected tonnes processed.

C1 cash costs and AISC at the Xavantina Operations during the period were $537 and $1,135, respectively, per ounce of gold produced, bringing YTD 2022 C1 cash costs and AISC to $604 and $1,135, respectively, per ounce of gold produced (see Non-IFRS Measures).

A continuation of strong gold grades is expected to drive strong unit cost performance for the remainder of the year. As a result, full-year operating costs are expected to trend to the low-end of the Company's C1 cash cost and AISC guidance ranges of $600 to $700 and $1,000 to $1,100, respectively, per ounce of gold produced.

Exploration activities at the Xavantina Operations during the quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins. Step-out drilling confirmed thick, high-grade extensions at depth at the Santo Antônio vein, which remains open for further extension. Infill drilling during the quarter also confirmed continuity of high grades across thick intercepts within mining areas planned for the next three years.

Ero Copper Corp. September 30, 2022 MD&A | Page 8

2022 Guidance

The Company is reaffirming its full-year production guidance as well as its revised 2022 operating cost and capital expenditure guidance. At the Caraíba Operations, copper production in Q4 2022 is expected to be similar to Q3 2022 production levels. At the Xavantina Operations, the Company also expects to achieve similar Q4 2022 gold production levels relative to Q3 2022, resulting from higher anticipated gold grades and lower expected tonnes processed.

Due primarily to a higher allocation of concentrate sales to the international market and the continued influence of inflation on the cost of key consumables, C1 cash costs at the Caraíba Operations are trending towards the high-end of the guidance range of $1.20 to $1.35 per pound of copper produced. At the Xavantina Operations, costs are trending towards the low-end of the full-year C1 cash cost guidance range of $600 to $700 per ounce of gold produced and the high-end of the 2022 AISC range of $1,000 to $1,100 per ounce of gold produced.

2022 Production and Cost Guidance

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce for Q4 2022.

2022 Guidance
The Caraíba Operations
Copper Production (tonnes)	43,000 - 46,000
C1 Cash Cost Guidance (US$/lb)(1)	$1.20 - $1.35

The Xavantina Operations
Au Production (ounces)	39,000 - 42,000
C1 Cash Cost Guidance (US$/oz)(1)	$600 - $700
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$1,000 - $1,100

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2021 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance.

Ero Copper Corp. September 30, 2022 MD&A | Page 9

2022 Capital Expenditure Guidance

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 for Q4 2022 and has been presented below in USD millions.

2022 Guidance
Caraíba Operations
Growth	$95 - $110
Sustaining	$85 - $95
Exploration	$25 - $30
Total, Caraíba Operations	$205 - $235

Tucumã Project
Growth	$70 - $80
Sustaining	$0
Exploration	$5 - $6
Total, Tucumã Project	$75 - $86

Xavantina Operations
Growth	$2 - $4
Sustaining	$16 - $18
Exploration	$10 - $11
Total, Xavantina Operations	$28 - $33

Company Total
Growth	$167 - $194
Sustaining	$101 - $113
Exploration	$40 - $47
Total, Company	$308 - $354

Ero Copper Corp. September 30, 2022 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2022 and Q3 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended September 30,
	Notes	2022	2021

Revenue	1	$85,911	$111,797
Cost of sales	2	(63,101)	(43,770)
Gross profit		22,810	68,027
Expenses
General and administrative	3	(11,726)	(8,587)
Share-based compensation		(4,151)	(2,041)
Income before the undernoted		6,933	57,399
Finance income		2,997	739
Finance expense	4	(7,283)	(3,787)
Foreign exchange loss	5	(65)	(19,642)
NX Gold PMPA transaction fees		—	(1,219)
Other income (expenses)		3,304	(1,037)
Income before income taxes		5,886	32,453
Income tax expense
Current		(1,727)	(4,250)
Deferred		(160)	(1,819)
	6	(1,887)	(6,069)
Net income for the period		$3,999	$26,384

Other comprehensive loss
Foreign currency translation loss	7	(20,063)	(34,022)
Comprehensive loss		$(16,064)	$(7,638)

Net loss per share attributable to owners of the Company
Basic		$0.04	$0.29
Diluted		$0.04	$0.28
Weighted average number of common shares outstanding
Basic		90,845,229	88,449,567
Diluted		91,797,437	93,255,615

Ero Copper Corp. September 30, 2022 MD&A | Page 11

Notes:

1.    Revenues from copper sales in Q3 2022 was $63.7 million (Q3 2021 - $96.3 million), which included the sale of 23.2 million lbs of copper as compared to 23.7 million lbs of copper in Q3 2021. The decrease in revenues was primarily attributed to lower realized coppers prices including $4.4 million in provisional price adjustments on copper concentrate sold to customers in the third quarters and lower sales volume. Revenue in Q3 2022 also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer.

Revenues from gold sales in Q3 2022 was $22.2 million (Q3 2021 - $15.5 million), which included the sale of 12,907 ounces of gold at a realized price of $1,739 per ounce, compared to 9,685 ounces of gold at a realized price of $1,746 per ounce in Q3 2021. The increase in revenues was primarily attributable to higher sales volume, partially offset by lower realized prices than in the comparative quarter.

2.    Cost of sales for Q3 2022 from copper sales was $52.3 million (Q3 2021 - $36.5 million) which primarily comprised of $11.3 million (Q3 2021 - $10.0 million) in depreciation and depletion, $9.8 million (Q3 2021 - $7.9 million) in salaries and benefits, $8.5 million (Q3 2021 - $6.3 million) in materials and consumables, $5.8 million (Q3 2021 - $4.3 million) in maintenance costs, $6.0 million (Q3 2021 - $3.7 million) in contracted services, $2.5 million (Q3 2021 - $2.4 million) in utilities, and $1.9 million (Q3 2021 - $1.8 million) in sales expenses. Cost of sales in Q3 2022 also included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. The increase in cost of sales in Q3 2022 as compared to Q3 2021 was primarily attributable to overall inflationary pressure on costs, and higher depreciation and depletion due to an increase in asset base compared to the same quarter of the prior year.

Cost of sales for Q3 2022 from gold sales was $10.8 million (Q3 2021 - $7.3 million) which primarily comprised of $3.3 million (Q3 2021 - $2.2 million) in depreciation and depletion, $1.9 million (Q3 2021 - $1.6 million) in contracted services, $2.3 million (Q3 2021 - $1.6 million) in salaries and benefits, $1.9 million (Q3 2021 - $0.7 million) in materials and consumables, $0.7 million (Q3 2021 - $0.6 million) in utilities, and $0.5 million (Q3 2021 - $0.4 million) in maintenance costs. The increase in cost of sales in Q3 2022 as compared to Q3 2021 is primarily attributable to a 33% increase in gold ounces sold, and overall inflationary pressure on costs.

3.    General and administrative expenses for Q3 2022 was primarily comprised of $5.5 million (Q3 2021 - $4.7 million) in salaries and consulting fees, $2.1 million (Q3 2021 - $1.9 million) in office and administration expenses, $1.5 million (Q3 2021 - $1.0 million) in incentive payments, $0.6 million (Q3 2021 - $0.2 million) in accounting and legal costs, and $1.9 million (Q3 2021 - $0.7 million) in other costs. The increase in general and administrative expenses was attributed to an increase in salaries and consulting fees, travelling, training and administrative activities to support overall growth in operations.

4.    Finance expense for Q3 2022 was $7.3 million (Q3 2021 - $3.8 million) and is primarily comprised of interest on loans and borrowings of $5.2 million (Q3 2021 - $1.4 million), accretion of deferred revenue of $0.8 million (Q3 2021 - $0.6 million), accretion of asset retirement obligations of $0.5 million (Q3 2021 - $0.3 million), lease interest of $0.2 million (Q3 2021 - $0.1 million), and other finance expense of $0.5 million (Q3 2021 - $1.5 million). In addition, $2.0 million (Q3 2021 - $nil) in interest was capitalized to projects in progress. The overall increase in finance expense in Q3 2022 as compared to Q3 2021 is primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022.

5.    Foreign exchange loss for Q3 2022 was $0.1 million (Q3 2021 - $19.6 million loss). This amount is primarily comprised of realized foreign exchange loss on derivative contracts of $5.0 million (Q3 2021 - $4.4 million loss) and foreign exchange loss on USD denominated debt of $1.9 million (Q3 2021 - $5.9 million loss) in MCSA for which the functional currency is the BRL, partially offset by unrealized foreign exchange gain on derivative contracts of $6.8 million (Q3 2021 - $12.4 million loss) and other foreign exchange gains of $0.1 million (Q3 2021 - $3.0 million gains). The foreign exchange losses were primarily a result of a weakening of BRL against USD in Q3 2022 as compared to Q2 2022. The foreign exchange gain on unrealized derivative contracts are a result of mark-to-market calculations at period end.

6.    In Q3 2022, the Company recognized $1.9 million in income tax expense (Q3 2021 - $6.1 million), primarily as a result of a decrease in income before income taxes.

7.    The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q3 2022, which weakened from approximately 5.24 BRL per US dollar at the beginning of Q3 2022 to approximately 5.41 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2022 MD&A | Page 12

The following table provides a summary of the financial results of the Company for YTD 2022 and 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended September 30,
	Notes	2022	2021

Revenue	1	$309,725	$355,046
Cost of sales	2	(175,264)	(120,551)
Gross profit		134,461	234,495
Expenses
General and administrative	3	(35,410)	(26,594)
Share-based compensation		(3,808)	(6,867)
Income (loss) before the undernoted		95,243	201,034
Finance income		5,254	2,027
Finance expense	4	(20,933)	(9,863)
Foreign exchange gain (loss)	5	15,341	(17,549)
NX Gold Stream transaction fees		—	(1,219)
Other income (expenses)		1,466	(2,250)
Income (loss) before income taxes		96,371	172,180
Income tax expense
Current		(7,897)	(16,056)
Deferred		(7,879)	(13,704)
	6	(15,776)	(29,760)
Net income (loss) for the period		$80,595	$142,420

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	6,499	(13,778)
Comprehensive income (loss)		$87,094	$128,642

Net income (loss) per share attributable to owners of the Company
Basic		$0.88	$1.60
Diluted		$0.87	$1.52
Weighted average number of common shares outstanding
Basic		90,543,185	88,256,703
Diluted		91,950,181	93,217,714

Ero Copper Corp. September 30, 2022 MD&A | Page 13

Notes:

1.    Revenues from copper sales in YTD 2022 was $253.1 million (YTD 2021 - $304.0 million), which included the sale of 73,888,346 lbs of copper compared to 73,467,617 lbs of copper for YTD 2021. The decrease in revenues is primarily attributed to lower realized copper prices. Revenue in YTD 2022 also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer.

Revenues from gold sales in YTD 2022 was $56.6 million (YTD 2021 - $51.0 million), which included the sale of 31,368 ounces of gold at a realized price of $1,827 per ounce, compared to 29,658 ounces of gold sold at a realized price of $1,783 per ounce in for YTD 2021. The increase in revenues was primarily attributable to higher sales volume and higher realized prices compared to the prior year.

2.    Cost of sales for YTD 2022 from copper sales was $146.8 million (YTD 2021 - $99.3 million) which consisted of $34.3 million (YTD 2021 - $27.6 million) in depreciation and depletion, $30.5 million (YTD 2021 - $22.0 million) in salaries and benefits, $25.3 million (YTD 2021 - $15.9 million) in materials and consumables, $17.4 million (YTD 2021 - $11.6 million) in maintenance costs, $18.3 million (YTD 2021 - $10.8 million) in contracted services, $7.9 million (YTD 2021 - $6.2 million) in utilities and $6.3 million (YTD 2021 - $4.7 million) in sales expenses. Cost of sales in YTD 2022 also included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. The increase in cost of sales was primarily attributed to overall inflationary pressure on costs, an increase in salaries and benefits as a result of contracting temporary labour during the height of COVID-19 and seasonal influenza in the early part of the year, a 3.9% stronger BRL against the USD compared to last year, and higher copper tonnes sold.

Cost of sales for YTD 2022 from gold sales was $28.5 million (YTD 2021- $21.3 million) which primarily comprised of $8.1 million (YTD 2021 - $5.8 million) in depreciation and depletion, $6.5 million (YTD 2021 - $4.7 million) in salaries and benefits, $4.9 million (YTD 2021 - $4.5 million) in contracted services, $4.9 million (YTD 2021 - $2.8 million) in materials and consumables, $1.9 million (YTD 2021 - $1.7 million) in utilities, and $1.7 million (YTD 2021 - $1.3 million) in maintenance costs. The increase in cost of sales was primarily attributed to strengthening of the BRL against the USD and overall inflationary pressure on costs.

3.    General and administrative expenses for YTD 2022 was primarily comprised of $18.0 million (YTD 2021 - $14.2 million) with respect to salaries and consulting fees, $6.8 million (YTD 2021 - $4.0 million) in office and administrative expenses, $4.9 million (YTD 2021 - $4.1 million) in incentive payments, $3.7 million (YTD 2021 - $2.8 million) in other general and administrative expenses, and $1.7 million (YTD 2021 - $1.3 million) in accounting and legal fees. The increase in general and administrative expenses in YTD 2022 was primarily attributable to an increase in salaries and consulting fees and administrative activities to support overall growth in operations.

4.    Finance expense for YTD 2022 was $20.9 million (YTD 2021 - $9.9 million) and was primarily comprised of interest on loans at the corporate head office of $15.2 million (YTD 2021 - $4.6 million), accretion of the asset retirement obligations of $1.7 million (YTD 2021 - $0.7 million), accretion of deferred revenue of $2.6 million (YTD 2021 - $0.6 million), lease interest of $0.5 million (YTD 2021 - $0.3 million), and other finance expense of $1.9 million (YTD 2021 - $3.6 million), partially offset by gain on interest rate swap derivatives of $0.9 million (YTD 2021 - $0.1 million loss). In addition, $4.3 million (YTD 2021 - nil) in interest was capitalized to projects in progress. The overall increase in finance expense was primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022.

5.    Foreign exchange gain for YTD 2022 was $15.3 million (YTD 2021 - $17.5 million loss). This amount was primarily comprised of a foreign exchange gain on unrealized derivative contracts of $30.1 million (YTD 2021 - $0.6 million gain) and a foreign exchange gain on USD denominated debt of $2.9 million (YTD 2021 - $3.7 million loss) in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $12.6 million (YTD 2021 - $16.1 million loss) and other foreign exchange losses of $5.0 million (YTD 2021 - $1.6 million). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During YTD 2022, the BRL strengthened 3.2% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In YTD 2022, the Company recognized a $15.8 million income tax expense (YTD 2021 - income tax expense of $29.8 million), The decrease was primarily as a result of a decrease in income before income taxes.

Ero Copper Corp. September 30, 2022 MD&A | Page 14

7.    The foreign currency translation income is a result of the strengthening of the BRL against the USD during YTD 2022 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	Sep. 30,(1)	Jun. 30,(2)	Mar. 31,(3)	Dec. 31,(4)	Sep. 30,(5)	Jun. 30,(6)	Mar. 31,	Dec. 31,(7)
Selected Financial Information	2022	2022	2022	2021	2021	2021	2021	2020
Revenue	$85.9	$114.9	$108.9	$134.9	$111.8	$120.7	$122.5	$91.2
Cost of sales	$(63.1)	$(64.3)	$(47.9)	$(50.5)	$(43.8)	$(39.7)	$(38.4)	$(32.9)
Gross profit	$22.8	$50.7	$61.0	$84.4	$68.0	$83.7	$82.8	$58.3
Net income for period	$4.0	$24.1	$52.5	$60.2	$26.4	$84.0	$32.1	$66.3
Income per share attributable to the owners of the Company
- Basic	$0.04	$0.26	$0.58	$0.67	$0.29	$0.95	$0.36	$0.75
- Diluted	$0.04	$0.26	$0.57	$0.65	$0.28	$0.89	$0.34	$0.71
Weighted average number of common shares outstanding
- Basic	90,845,229	90,539,647	90,238,008	89,637,768	88,449,567	88,251,995	88,064,312	87,321,832
- Diluted	91,797,437	91,850,321	92,050,104	91,727,452	93,255,615	93,314,274	92,902,306	92,642,103

Notes:

1.During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter.

2.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

3.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

4.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

Ero Copper Corp. September 30, 2022 MD&A | Page 15

5.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

6.During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

7.During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2022, the Company held cash and cash equivalents of $210.2 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. In addition, the Company held short-term investments of $149.6 million with reputable financial institutions with maturities greater than three months and less than one year. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $80.1 million since December 31, 2021. The Company’s cash flows from operating, investing, and financing activities during 2022 are summarized as follows:

•Cash from financing activities of $327.2 million, primarily consists of:
◦$392.0 million of net proceeds from the issuance of $400.0 million in senior unsecured notes and other loans;
◦$8.3 million of proceeds from equipment financings;
net of:
◦$54.2 million of repayment in Senior Credit Facility.

•Cash from operating activities of $109.4 million, primarily consists of:
◦$159.9 million of EBITDA (see Non-IFRS Measures);
◦$3.2 million of additional advances from the NX Gold Precious Metal Purchase Agreement;

Ero Copper Corp. September 30, 2022 MD&A | Page 16

net of:
◦$30.1 million of unrealized gain on foreign exchange hedges;
◦$12.6 million of derivative contract settlements;
◦$3.7 million of income taxes paid; and
◦$3.0 million of net change in non-cash working capital items.

Partially offset by:

•Cash used in investing activities of $357.0 million, including:
◦$196.2 million of additions to mineral property, plant and equipment;
◦$148.3 million in short-term investments; and
◦$12.6 million of additions to exploration and evaluation assets.

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes. The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The senior notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

As at September 30, 2022, the Company had working capital of $343.2 million and available liquidity of $434.8 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At September 30, 2022, the Company had available liquidity of $434.8 million, including $210.2 million in cash and cash equivalents, $149.6 million in short-term investments and $75.0 million of undrawn availability under its senior secured revolving credit facility ("Senior Credit Facility").

The Senior Credit Facility with a syndicate of Canadian financial institutions has a maturity date of March 31, 2025 and include an accordion feature to increase limit to $100.0 million. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are on a sliding scale between 0.56% to 1.06%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. September 30, 2022 MD&A | Page 17

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic risk

COVID-19 continues to have a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain COVID-19 and mutations thereto may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 and mutations thereto in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

New waves of COVID-19 and mutations thereto could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as imposing entry restrictions at or the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$210,244	$130,129
Short-term investments	149,554	—
Accounts receivable	26,438	30,704
Deposits and other non-current assets	5,003	1,295
	$391,239	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit

Ero Copper Corp. September 30, 2022 MD&A | Page 18

default with the Company. The Company has not incurred credit losses during the three and nine months ended September 30, 2022 and 2021 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2022 relates to $11.5 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2022on $49.5 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $6.0 million and $11.9 million, respectively (September 30, 2021 – $6.2 million and $16.9 million. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At September 30, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $315.0 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 5.06 BRL to US Dollar and an average cap rate of 6.26 BRL to US Dollar. The maturity dates of these contracts are from October 31, 2022 to December 31, 2023 and are financially settled on a net basis. As of September 30, 2022 the Company had contracts with three different counterparties and the fair value of these contracts was a net liability of $0.1 million, (December 31, 2021 - $28.7 million), consisting of an asset of $0.4 million included in other current assets and a liability of $0.5 million, which is included in derivatives in the statement of financial position. The fair value of these forward contracts as at September 30, 2022 was determined using an option pricing model with the following assumptions: discount rate of 2.77% - 9.09%, foreign exchange rate of approximately 5.40—5.82, and volatility of 20.04% - 24.77%.

The change in fair value of foreign exchange collar contracts was a gain of $6.8 million and a gain of $30.1 million for the three and nine months ended September 30, 2022 (a gain of $12.3 million and a $0.6 million for the three and nine months ended September 30, 2021), respectively, which have been recognized in foreign exchange (loss) gain.

In addition, during the three and nine months ended September 30, 2022, the Company recognized a realized loss of $5.0 million and $12.6 million (realized loss of $4.4 million and $16.1 million for the three and nine months ended September 30, 2021), respectively, related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

Ero Copper Corp. September 30, 2022 MD&A | Page 19

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $3.0 million. Based on the Company’s net exposure at September 30, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At September 30, 2022, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at September 30, 2022, a 10% change in the price of copper would have an impact of $0.8 million on pre-tax net income.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2022, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of November 1, 2022, the Company had 91,112,735 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2021. Certain of these policies, such as deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, provision for rehabilitation and closure costs, decommissioning liabilities provisions, and income taxes, involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Ero Copper Corp. September 30, 2022 MD&A | Page 20

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2022 - Q3	2022 - Q2	2022 - Q1	2022 - YTD
Caraíba Operations
Growth	$8,129	$7,538	$14,457	$30,124
Sustaining	29,403	27,598	19,537	76,538
Exploration	10,029	9,068	6,157	25,254
Total, Caraíba Operations	$47,561	$44,204	$40,151	$131,916

Tucumã Project
Growth	9,665	4,258	5,457	19,380
Exploration	2,131	2,243	1,574	5,948
Total, Tucumã Project	$11,796	$6,501	$7,031	$25,328

Xavantina Operations
Growth	695	624	813	2,132
Sustaining	4,124	3,664	2,272	10,060
Exploration	3,438	3,763	3,037	10,238
Total, Xavantina Operations	$8,257	$8,051	$6,122	$22,430

Corporate and Other
Exploration	2,161	20	2,750	4,931
Total, Corporate and Other	$2,161	$20	$2,750	$4,931

Consolidated
Growth	18,489	12,420	20,727	51,636
Sustaining	33,527	31,262	21,809	86,598
Exploration	17,759	15,094	13,518	46,371
Total, Consolidated	$69,775	$58,776	$56,054	$184,605

Ero Copper Corp. September 30, 2022 MD&A | Page 21

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Cost of production	$39,047	$38,015	$24,693	$106,225	$66,959
Add (less):
Transportation costs & other	2,209	2,579	1,842	6,657	4,333
Treatment, refining, and other	4,198	3,893	277	10,137	1,448
By-product credits	(4,929)	(6,438)	(5,011)	(16,179)	(16,733)
Incentive payments	(902)	(1,016)	(663)	(2,822)	(2,045)
Net change in inventory(1)	(3,849)	(1,907)	(384)	(5,179)	(2,351)
Foreign exchange translation and other	212	(178)	(3)	420	196
C1 cash costs	$35,986	$34,948	$20,751	$99,259	$51,807

(1)     Net change in inventory in the three and nine months ended September 30, 2022 included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears.

Ero Copper Corp. September 30, 2022 MD&A | Page 22

	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Costs
Mining	$23,594	$23,933	$15,706	$67,653	$41,307
Processing	7,687	7,988	5,282	22,122	15,220
Indirect	5,436	5,572	4,497	15,526	10,565
Production costs	36,717	37,493	25,485	105,301	67,092
By-product credits	(4,929)	(6,438)	(5,011)	(16,179)	(16,733)
Treatment, refining and other	4,198	3,893	277	10,137	1,448
C1 cash costs	$35,986	$34,948	$20,751	$99,259	$51,807

Costs per pound
Payable copper produced (lb, 000)	24,669	28,073	22,170	74,312	74,059

Mining	$0.96	$0.85	$0.71	$0.91	$0.56
Processing	$0.31	$0.28	$0.24	$0.30	$0.21
Indirect	$0.22	$0.20	$0.20	$0.21	$0.14
By-product credits	$(0.20)	$(0.23)	$(0.23)	$(0.22)	$(0.23)
Treatment, refining and other	$0.17	$0.14	$0.02	$0.14	$0.02
C1 cash costs of copper produced (per lb)	$1.46	$1.24	$0.94	$1.34	$0.70

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2022 MD&A | Page 23

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Cost of production	$7,317	$7,225	$4,936	$19,934	$15,100
Add (less):
Incentive payments	(177)	(188)	(145)	(950)	(638)
Net change in inventory	(1,031)	(73)	(176)	(377)	(11)
By-product credits	(145)	(145)	(153)	(414)	(458)
Foreign exchange translation and other	(80)	327	608	453	865
C1 cash costs	$5,884	$7,146	$5,070	$18,646	$14,858
Site general and administrative	1,011	882	601	2,452	1,277
Accretion of mine closure and rehabilitation provision	106	112	285	330	173
Sustaining capital expenditure	4,105	3,690	552	10,091	1,564
Sustaining leases	1,036	894	216	2,752	1,243
Royalties and production taxes	298	277	261	779	801
AISC	$12,440	$13,001	$6,985	$35,050	$19,916

Ero Copper Corp. September 30, 2022 MD&A | Page 24

	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Costs
Mining	$3,071	$3,929	$2,247	$10,218	$6,991
Processing	1,867	2,285	2,005	5,850	5,622
Indirect	1,091	1,077	971	2,992	2,703
Production costs	6,029	7,291	5,223	19,060	15,316
By-product credits	(145)	(145)	(153)	(414)	(458)
C1 cash costs	$5,884	$7,146	$5,070	$18,646	$14,858
Site general and administrative	1,011	882	601	2,452	1,277
Accretion of mine closure and rehabilitation provision	106	112	285	330	173
Sustaining capital expenditure	4,105	3,690	552	10,091	1,564
Sustaining leases	1,036	894	216	2,752	1,243
Royalties and production taxes	298	277	261	779	801
AISC	$12,440	$13,001	$6,985	$35,050	$19,916

Costs per ounce
Payable gold produced (ounces)	10,965	11,122	9,426	30,883	29,254

Mining	$280	$353	$238	$331	$239
Processing	$170	$205	$213	$189	$192
Indirect	$99	$97	$103	$97	$92
By-product credits	$(12)	$(12)	$(16)	$(13)	$(15)
C1 cash costs of gold produced (per ounce)	$537	$643	$538	$604	$508
AISC of gold produced (per ounce)	$1,135	$1,169	$741	$1,135	$681

Ero Copper Corp. September 30, 2022 MD&A | Page 25

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
NX Gold revenue	$22,172	$19,249	$15,535	$56,636	$51,037
less: by-product credits	(145)	(145)	(153)	(414)	(458)
Gold revenue, net	$22,027	$19,104	$15,382	$56,222	$50,579
add: royalty taxes	298	277	261	779	802
add: smelting and refining charges	69	62	81	173	214
add: metal discounts	49	44	35	126	114

Gold revenue, gross	$22,443	$19,487	$15,759	$57,300	$51,709
- spot (cash)	$16,572	$15,244	$10,058	$43,025	$46,008
- stream (cash)	$1,169	$864	$1,143	$2,836	$1,143
- stream (amortization of deferred revenue)	$4,702	$3,379	$4,558	$11,439	$4,558

Total gold ounces sold(1)	12,907	10,448	9,027	31,368	29,000
- spot	9,532	8,153	5,774	23,548	25,747
- stream	3,375	2,295	3,253	7,820	3,253

Realized gold price (per ounce)	$1,739	$1,865	$1,746	$1,827	$1,783
- spot	$1,739	$1,870	$1,742	$1,827	$1,787
- stream (cash + amort. of deferred revenue)	$1,740	$1,849	$1,753	$1,825	$1,753
- cash (spot cash + stream cash)	$1,375	$1,542	$1,241	$1,462	$1,626
(1)     Gold ounces delivered under the stream during 2021 Q3 included May and June production based on effective date of the NX Gold metal stream transaction.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes.

Ero Copper Corp. September 30, 2022 MD&A | Page 26

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Net Income	$3,999	$24,110	$26,384	$80,595	$142,420
Adjustments:
Finance expense	7,283	8,154	3,787	20,933	9,863
Income tax expense	1,887	5,283	6,069	15,776	29,760
Amortization and depreciation	14,743	16,360	12,233	42,608	33,615
EBITDA	$27,912	$53,907	$48,473	$159,912	$215,658
Foreign exchange loss (gain)	65	3,303	19,642	(15,341)	17,549
Share based compensation	4,151	(2,333)	2,041	3,808	6,867
Incremental COVID-19 costs	—	952	1,485	1,956	3,790
NX Gold stream transaction fees	—	—	1,219	—	1,219
Adjusted EBITDA	$32,128	$55,829	$72,860	$150,335	$245,083

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2022 MD&A | Page 27

Reconciliation:	2022 - Q3	2022 - Q2	2021 - Q3	2022 - YTD	2021 - YTD
Net income as reported attributable to the owners of the Company	$3,745	$23,820	$26,081	$79,672	$141,249
Adjustments:
Share based compensation	4,151	(2,333)	2,041	3,808	6,867
Unrealized foreign exchange loss on USD denominated balances in MCSA	2,106	1,038	4,618	1,807	3,706
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(6,733)	1,405	10,417	(29,943)	(637)
Incremental COVID-19 costs	—	946	1,479	1,944	3,770
NX Gold stream transaction fees	—	—	1,219	—	1,219
Unrealized gain on interest rate derivative contracts	—	—	(147)	—	(556)
Tax effect on the above adjustments	706	(519)	(4,511)	3,995	(1,222)
Adjusted net income attributable to owners of the Company	$3,975	$24,357	$41,197	$61,283	$154,396

Weighted average number of common shares
Basic	90,845,229	90,539,647	88,449,567	90,543,185	88,256,703
Diluted	91,797,437	91,850,321	93,255,615	91,950,181	93,217,714

Adjusted EPS
Basic	$0.04	$0.27	$0.47	$0.68	$1.75
Diluted	$0.04	$0.27	$0.44	$0.67	$1.66

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2022	June 30, 2022	December 31, 2021	September 30, 2021
Current portion of loans and borrowings	$9,049	$16,219	$4,344	$3,713
Long-term portion of loans and borrowings	402,275	403,492	54,906	51,667
Less:
Cash and cash equivalents	(210,244)	(329,292)	(130,129)	(92,646)
Short-term investments	(149,554)	(100,589)	—	(26,408)
Net debt (cash)	$51,526	$(10,170)	$(70,879)	$(63,674)

Ero Copper Corp. September 30, 2022 MD&A | Page 28

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2022	June 30, 2022	December 31, 2021	September 30, 2021
Current assets	$444,188	$523,201	$208,686	$187,042
Less: Current liabilities	(100,943)	(105,527)	(122,660)	(105,683)
Working capital	$343,245	$417,674	$86,026	$81,359

Cash and cash equivalents	210,244	329,292	130,129	92,646
Short-term investments	149,554	100,589	—	26,408
Available undrawn revolving credit facilities	75,000	75,000	100,000	100,000
Available liquidity	$434,798	$504,881	$230,129	$219,054

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and nine months ended September 30, 2022.

Ero Copper Corp. September 30, 2022 MD&A | Page 29

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Caraíba Operations Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA who are each a “qualified person” and “independent” of the Company within the meanings of NI 43-101, and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company as at the date of the report (now at HCM Consultoria Geologica Eireli) who is a “qualified person” within the meanings of NI 43-101 (the “Tucumã Project Technical Report”).

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), of HCM Consultoria Geologica Eireli. Mr. Emerson is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-

Ero Copper Corp. September 30, 2022 MD&A | Page 30

looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the impacts of COVID-19 on the Company’s business and operations; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible

Ero Copper Corp. September 30, 2022 MD&A | Page 31

impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral

Ero Copper Corp. September 30, 2022 MD&A | Page 32

reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

Ero Copper Corp. September 30, 2022 MD&A | Page 33